Exhibit #77C

Meeting of Stockholders - Voting Results

On October 1, 2012, the Fund held a special Meeting of Stockholders to consider the proposals set forth below.  The following votes were recorded:

Proposal: Investment Advisory Agreement Approval

	# of Votes Cast	% of Votes Cast
For	2	100.00%
Withhold	0	0%
TOTAL	2	100.00%